AMSCAN HOLDINGS, INC.


                                             Filed pursuant to Rule 424(b)(3)
                                             Registration No. 333-45457


Supplement No. 2 to Prospepectus dated October 1, 1998, as supplemented by Supplement No. 1 dated November 16, 1998

The date of this supplement No. 2 is December 1, 1998

On December 1, 1998, Amscan Holdings, Inc. filed the attached report on Form 8-K/A.

================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                   FORM 8-K/A

                        AMENDMENT NO. 1 TO CURRENT REPORT
                          (as amended December 1, 1998)
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      Date of report (Date of earliest event reported): September 17, 1998

                              AMSCAN HOLDINGS, INC.
               (Exact Name of Registrant as Specified in Charter)



      Delaware                         000-21827                 13-3911462
  (State or Other Jurisdiction      (Commission File Number)   (IRS Employer
of Incorporation or Organization)                            Identification No.)

                               80 Grasslands Road
                            Elmsford, New York 10523
                    (Address of Principal Executive Offices)


                                 (914) 345-2020
              (Registrant's telephone number, including area code)







================================================================================

                              AMSCAN HOLDINGS, INC.

Item 7 is hereby amended as follows:

Item 7. Financial Statements and Exhibits

     a)   Financial statements of businesses acquired

          The following historical financial statements are included in this report:

          1. Audited Combined Financial Statements of Anagram International, Inc. and Subsidiaries, Anagram Espana S.L. and Anagram International Japan, Ltd. (collectively "Anagram") for the year ended December 31, 1997, with Independent Public Accountants' Report Thereon.

          2. Unaudited Combined Financial Statements of Anagram for the six months ended June 30, 1998 and 1997.

     b)   Pro forma financial information

     The following tables set forth certain unaudited pro forma consolidated financial information of Amscan Holdings, Inc. ("Amscan" or the "Company") and Anagram for the year ended December 31, 1997 and at and for the six months ended June 30, 1998, after giving effect to the acquisition (the "Acquisition") of all the capital stock of Anagram pursuant to a Stock Purchase Agreement dated August 6, 1998. The pro forma consolidated financial information gives effect to the Acquisition, which was accounted for by the purchase method of accounting, as if the Acquisition had occurred at January 1, 1997 for income statement data and as if it had occurred at June 30, 1998, for balance sheet data. The unaudited pro forma adjustments are described in the accompanying notes. The unaudited pro forma consolidated financial information does not purport to be indicative of actual results that would have been achieved had the Acquisition been consummated on the date or for the periods indicated and does not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma consolidated financial information should be read in conjunction with the historical consolidated financial statements of the Company and related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and the historical combined financial statements of Anagram included in Item 7. a) above.

     The unaudited pro forma consolidated financial information is based on certain assumptions and estimates which are subject to change. No changes in operating revenues or expenses have been made to reflect the results of any modification to operations that might have been made had the Acquisition been consummated on the date or for the periods indicated.

                              AMSCAN HOLDINGS, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  June 30, 1998
                             (Dollars in thousands)
                                   (Unaudited)


                                                                        Amscan        Anagram        Pro Forma      Pro Forma
                                                                      Historical    Historical      Adjustments   Consolidated
                                                                      ----------    ----------      -----------   ------------
ASSETS
 Current assets:
     Cash and cash equivalents....................................      $ 19,833     $       91    $(17,800)(b)       $  1,324
                                                                                                       (800)(d)
     Accounts receivable, net of allowances ......................        42,655         8,117       (1,000)(f)         49,772
     Inventories..................................................        46,483         9,237         (500)(f)         55,220
     Assets held for disposal.....................................         2,776                                         2,776
    Prepaid expenses and other current assets.....................         8,281         3,242         (163)(f)         11,360
                                                                       ---------     ---------                        --------
         Total current assets.....................................       120,028        20,687                         120,452
  Property, plant and equipment, net..............................        33,668        13,896        3,125 (a)         59,489
                                                                                                      8,800 (f)
  Intangible assets, net..........................................         8,561                     58,331 (f)         66,892
  Other assets, net  .............................................         7,759           878          800 (d)          9,963
                                                                                                       (410)(f)
                                                                                                        936 (f)
                                                                       ---------     ---------                        --------
         Total assets.............................................      $170,016       $35,461                        $256,796
                                                                       =========     =========                        ========

  LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
  Current liabilities:
     Notes payable................................................     $     167                  $  20,000 (b)       $ 20,167
     Due to stockholders..........................................           158                                           158
     Accounts payable.............................................         5,838        $3,167                           9,005
     Accrued expenses.............................................        10,234         5,609        4,370 (f)         20,145
                                                                                                        (68)(e)
     Current portion of long-term obligations.....................         4,401         3,187       (2,788)(c)          4,800
                                                                       ---------      --------                        --------
        Total current liabilities.................................        20,798        11,963                          54,275
  Long-term obligations, excluding current portion................       231,392        15,043       40,000 (b)        272,369
                                                                                                    (12,972)(c)
                                                                                                     (1,094)(e)
  Deferred income tax liabilities.................................         7,342                       (567)(f)          6,775
  Other...........................................................         3,614            68                           3,682
                                                                       ---------      --------                        --------
       Total liabilities..........................................       263,146        27,074                         337,101
  Stockholders' (deficit) equity:
     Common Stock.................................................         -               122         (122)(g)              -
     Additional paid-in capital...................................           181         3,287       12,825 (b)         13,006
                                                                                                      1,162 (e)
                                                                                                     (4,449)(g)
     Unamortized restricted Common Stock award, net...............          (705)                                         (705)
     Notes receivable from officers...............................          (728)                                         (728)
    (Accumulated deficit) retained earnings.......................       (90,611)        4,782        3,125 (a)        (90,611)
                                                                                                     (7,907)(g)
     Accumulated other comprehensive (loss) income................        (1,267)          196         (196)(g)         (1,267)
                                                                       ---------      --------                        --------
       Total stockholders' (deficit) equity.......................       (93,130)        8,387                         (80,305)
                                                                       ---------      --------                        --------
       Total liabilities and stockholders' (deficit) equity.......      $170,016       $35,461                        $256,796
                                                                       =========      ========                        ========


         See accompanying notes to pro forma consolidated balance sheet.

                              AMSCAN HOLDINGS, INC.
                  NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                                  June 30, 1998
                             (Dollars in thousands)
                                   (Unaudited)


     The pro forma financial data giving effect to the Acquisition has been derived by the application of pro forma adjustments to the Company's historical consolidated balance sheet as of June 30, 1998. The Acquisition has been accounted for under the purchase method, and, accordingly, the Acquisition consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of the transaction. Such allocations are based on studies and valuations which have not yet been completed. Accordingly, the allocations and estimated lives used in the pro forma financial data are preliminary and subject to change.

     (a) To reflect the capitalization of purchased printing plates previously expensed by Anagram, to conform Anagram's accounting policy to that followed by the Company.

     (b) To reflect  the  Company's  financing  of the  Acquisition:

          Additional borrowings of senior term debt ("Term Loan").......$40,000
          Additional borrowings under the revolving credit
            facility ("Revolving Credit Facility")...................... 20,000
          Cash on-hand.................................................. 17,800
          Issuance of 120 shares of Common Stock valued at $12,600
            and issuance of 10 Company warrants valued at $225.......... 12,825
                                                                        -------

              Aggregate purchase price..................................$90,625
                                                                        =======

     (c) To reflect the payment of Anagram's historical debt in connection with the Acquisition:
          Current portion of long term obligations......................$ 2,788
          Non-current portion of long term obligations.................. 12,972
                                                                        -------
                                                                        $15,760
                                                                        =======

     (d) To reflect debt issuance costs which will be deferred and amortized over the life of the debt issued in connection with the Acquisition.

                              AMSCAN HOLDINGS, INC.
            NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET (Continued)
                                  June 30, 1998
                             (Dollars in thousands)
                                   (Unaudited)


     (e) To reflect the elimination of commissions and notes payable to a Domestic International Sales Corporation ("DISC"), the assets of which were contributed to Anagram by its former owner in connection with the acquisition.

     (f) To adjust the assets and liabilities of Anagram to their estimated fair value and recognize other liabilities in connection with the
          Acquisition:

               Net assets acquired at June 30, 1998.....................$28,434
               Increase property, plant and equipment to fair value.....  8,800
               Decrease inventories to fair value.......................   (500)
               Decrease accounts receivable to fair value............... (1,000)
               Decrease prepaid expenses and other current
                    assets to fair value................................   (163)
               Decrease other assets to fair value......................   (410)

               Recognize charges relating to the planned consolidation
                    of certain Anagram warehouse operations ............ (2,600)
               Recognize losses on certain Anagram royalty agreements... (1,400)
               Other....................................................   (370)
                                                                        -------
                     Total adjustment to accrued expenses............... (4,370)

               Recognize non-current deferred income tax assets.........    936
               Recognize reduction in non-current deferred income
                    tax liabilities.....................................    567
               Excess of aggregate purchase price over the
                    fair market value of net assets acquired
                    (principally goodwill).............................. 58,331
                                                                        -------
                    Aggregate purchase price........................... $90,625
                                                                        =======

     (g) To eliminate Anagram's equity at June 30, 1998 in accordance with purchase accounting.

                              AMSCAN HOLDINGS, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 1998
                             (Dollars in thousands)
                                   (Unaudited)


                                                               Amscan        Anagram      Pro Forma       Pro Forma
                                                             Historical    Historical    Adjustments    Consolidated
                                                             ----------    ----------    -----------    ------------

Sales, net..................................................    $104,247      $31,946                        $136,193
Cost of sales...............................................      67,012       17,867      $  938   (a)        85,263
                                                                                             (554)  (b)
                                                              ----------   ----------                      ----------
    Gross profit............................................      37,235       14,079                          50,930

Operating expenses:
    Selling expenses........................................       7,159        4,849                          12,008
    General and administrative expenses.....................       9,771        4,662        (306)  (b)        15,541
                                                                                            1,607   (c)
                                                                                             (125)  (d)
                                                                                              (68)  (e)
    Art and development costs...............................       3,216        2,891      (1,125)  (a)         4,982
    Restructuring charges...................................       2,400                                        2,400
                                                              ----------   ----------                      ----------
     Total operating expenses...............................      22,546       12,402                          34,931
                                                              ----------   ----------                      ----------
     Income from operations.................................      14,689        1,677                          15,999
Interest expense, net.......................................      10,763          774       1,563   (f)        13,042
                                                                                              (58)  (g)
Other (income) expenses, net................................         (59)          35          58   (g)            34
                                                              ----------   ----------                      ----------
Income before income taxes and minority interests...........       3,985          868                           2,923
Income tax expense .........................................       1,654          179        (620)  (h)         1,213
Minority interests..........................................          30                                          30
                                                              ----------   ----------                      ----------

    Net income..............................................  $    2,301   $      689                      $    1,680
                                                              ==========   ==========                      ==========




   See accompanying notes to pro forma consolidated statement of operations.

                              AMSCAN HOLDINGS, INC.
             NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 1998
                             (Dollars in thousands)
                                   (Unaudited)

     The pro forma financial data giving effect to the Acquisition has been derived by the application of pro forma adjustments to the Company's historical consolidated statement of operations for the six months ended June 30, 1998. The adjustments give effect to certain events that occurred in connection with the Acquisition as if those events had occurred as of January 1, 1997. The Acquisition has been accounted for under the purchase method, and, accordingly, the operating results of Anagram are included in the Company's historical consolidated financial statements from September 17, 1998, the date of acquisition.

     (a) To reflect the capitalization of purchased printing plates of $1,125 previously expensed as an art and development cost by Anagram and to reflect the amortization of such costs of $938 as a component of cost of sales, to conform Anagram's accounting policy to that followed by the Company.

     (b) To adjust depreciation expense to reflect estimated fair market values and useful lives of assets acquired.

     (c) To reflect $1,607 for amortization of intangible assets acquired (principally goodwill) of $58,331 over estimated useful lives ranging from 3 to 25 years.

     (d) To eliminate above market compensation that will not recur as a result of the amendment of an employment agreement with the former owner of Anagram in connection with the Acquisition.

     (e) To reflect the elimination of a non-recurring commissions expense payable to a DISC dissolved in connection with the Acquisition.

     (f)  To adjust interest expense to reflect the following:

          Interest and amortization expense related to the
            historical debt paid in connection with the
            Acquisition................................................. $ (723)
          Interest expense on the Revolving Credit Facility
            (assumed rate of 7.63%).....................................    763
          Interest expense on the Term Loan (assumed rate of 7.28%).....  1,457
          Amortization of deferred financing costs
            (6 years) on new indebtedness ..............................     66
                                                                         ------
          Total adjustment.............................................. $1,563
                                                                         ======

     (g) To reclassify interest income to conform Anagram's financial statement presentation with that of the Company.

     (h) To adjust for income taxes at a statutory rate of 41.5% on earnings as if Anagram International, Inc. had not been treated as a Subchapter S Corporation during the period presented and for the tax effect of the pro forma adjustments.

                              AMSCAN HOLDINGS, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                             (Dollars in thousands)
                                   (Unaudited)



                                                               Amscan         Anagram          Pro Forma       Pro Forma
                                                             Historical     Historical        Adjustments    Consolidated
                                                             ----------     ----------        -----------    ------------
Sales, net................................................      $209,931      $62,798                          $272,729
Cost of sales.............................................       136,571       35,680        $1,121   (a)       172,044
                                                                                             (1,328)  (b)
                                                                --------      -------                          --------
     Gross profit.........................................        73,360       27,118                           100,685

Operating expenses:
     Selling expenses.....................................        13,726        8,362                            22,088
     General and administrative expenses..................        20,772        9,019          (616)  (b)        31,610
                                                                                              3,213   (c)
                                                                                               (250)  (d)
                                                                                               (528)  (e)
     Art and development costs............................         5,282        5,196        (2,279)  (a)         8,199
     Non-recurring expenses in connection
        with the Merger...................................        22,083                                         22,083
                                                                --------      -------                          --------
     Total operating expenses.............................        61,863       22,577                            83,980
                                                                --------      -------                          --------
     Income from operations...............................        11,497        4,541                            16,705

Interest expense, net.....................................         3,892        1,692         2,991   (f)         8,541
                                                                                                (34)  (g)
Other (income) expense, net...............................           (71)         125            34   (g)            88
                                                                --------      -------                          --------
Income before income taxes and
     minority interests...................................         7,676        2,724                             8,076

Income tax expense........................................         7,665          382          (220)  (h)         7,827
Minority interests........................................           193                                            193
                                                                --------      -------                          --------

     Net (loss) income....................................      $   (182)     $ 2,342                          $     56
                                                                ========      =======                          ========





    See accompanying notes to pro forma consolidated statement of operations.

                              AMSCAN HOLDINGS, INC.
             NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                             (Dollars in thousands)
                                   (Unaudited)

     The pro forma financial data giving effect to the Acquisition has been derived by the application of pro forma adjustments to the Company's historical consolidated statement of operations for the year ended December 31, 1997. The adjustments give effect to certain events that occurred in connection with the Acquisition, as if those events had occurred as of January 1, 1997. The Acquisition has been accounted for under the purchase method, and, accordingly, the operating results of Anagram are included in the Company's historical consolidated financial statements from September 17, 1998, the date of acquisition.

     (a) To reflect the capitalization of purchased printing plates of $2,279 previously expensed as an art and development cost by Anagram and to reflect the amortization of such costs of $1,121 as a component of cost of sales, to conform Anagram's accounting policy to that followed by the Company.

     (b) To adjust depreciation expense to reflect estimated fair market values and useful lives of assets acquired.

     (c) To reflect $3,213 for amortization of intangible assets acquired (principally goodwill) of $58,331 over estimated useful lives ranging from 3 to 25 years.

     (d) To eliminate above market compensation that will not recur as a result of the amendment of an employment agreement with the former owner of Anagram in connection with the Acquisition.

     (e) To reflect the elimination of a non-recurring commissions expense paid to a DISC dissolved in connection with the Acquisition.

     (f)  To adjust interest expense to reflect the following:
           Interest and amortization expense related to the
             historical debt repaid in connection with the
             Acquisition .............................................  $(1,579)
           Interest expense on the Revolving Credit Facility
             (assumed rate of 7.63%)..................................    1,525
           Interest expense on the Term Loan (assumed rate
             of 7.28%)................................................    2,913
           Amortization of deferred financing costs (6 years)
             on new indebtedness .....................................      132
                                                                       --------
               Total adjustment....................................... $  2,991
                                                                       ========

     (g) To reclassify interest income to conform Anagram's financial statement presentation with that of the Company.

     (h) To provide for income taxes at a statutory rate of 40.5% on earnings as if Anagram International, Inc. had not been treated as a Subchapter S Corporation during the period presented and for the tax effect of the pro forma adjustments.

                          INDEX TO FINANCIAL STATEMENTS



                                                                        Page
   Audited Combined Financial Statements:
   Report of Independent Public Accountants............................ 11
       Combined Balance Sheet as of  December 31, 1997................. 12
       Combined Statement of Operations For the Year
          Ended December 31, 1997...................................... 13
       Combined Statement of Shareholders' Equity For
          the Year Ended December 31, 1997............................. 14
       Combined Statement of Cash Flows For the Year
          Ended December 31, 1997...................................... 15
       Notes to Combined Financial Statements.......................... 16


   Unaudited Combined Financial Statements:
       Combined Balance Sheet as of June 30, 1998...................... 23
       Combined Statements of Operations For the Six
          Months Ended June 30, 1998 and 1997.......................... 24
       Combined Statements of Cash Flows For the Six
          Months Ended June 30, 1998 and 1997.......................... 25
       Notes to Combined Financial Statements.......................... 26

      ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES, ANAGRAM ESPANA S.L. AND
                        ANAGRAM INTERNATIONAL JAPAN, LTD.
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Anagram International, Inc. and Subsidiaries, Anagram Espana S.L. and Anagram International Japan, Ltd.:

We have audited the accompanying combined balance sheet of Anagram International, Inc. (a Minnesota corporation) and Subsidiaries, Anagram Espana S.L. (a Spanish corporation) and Anagram International Japan, Ltd. (a Japanese corporation) as of December 31, 1997, and the related combined statements of operations, shareholders' equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Anagram International, Inc. and Subsidiaries, Anagram Espana S.L. and Anagram International Japan, Ltd., as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                                   ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
October 2, 1998

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES,
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                             COMBINED BALANCE SHEET
                                December 31, 1997


ASSETS
Current assets:
   Cash and cash equivalents...................................... $    718,639
   Trade accounts receivable, net of allowances of $1,707,913.....    9,478,128
   Inventories....................................................    7,845,440
   Prepaid expenses...............................................    2,173,698
   Other current assets...........................................      442,175
                                                                   ------------
         Total current assets.....................................   20,658,080
Long-term notes receivable from customers, net....................      441,816
Property, plant and equipment, net................................   14,794,466
Other assets......................................................      502,828
                                                                   ------------
                                                                    $36,397,190
                                                                   ============

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Current maturities of long-term debt........................... $  3,229,412
   Accounts payable...............................................    3,893,215
   Accrued expenses...............................................    2,730,029
   Accrued royalties..............................................    1,314,919
   Accrued compensation and benefits..............................    1,396,310
   Accrued dividends payable......................................      974,152
                                                                   ------------
         Total current liabilities................................   13,538,037

Long-term debt, net of current maturities.........................   12,346,514
Subordinated notes payable to related parties.....................    2,600,628
Other long-term liabilities.......................................       57,388
                                                                   ------------
         Total liabilities........................................   28,542,567

Commitments and contingencies (Notes 4 and 6)

Shareholders' equity:
   Common stocks..................................................      121,801
   Additional paid-in capital.....................................    3,286,916
   Cumulative translation adjustment..............................      (11,644)
   Retained earnings..............................................    4,457,550
                                                                    -----------
         Total shareholders' equity................................   7,854,623
                                                                    -----------
                                                                    $36,397,190
                                                                    ===========


    The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES,
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                        COMBINED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997


         Net sales.......................................    $62,798,265
         Cost of sales...................................     35,679,644
                                                            ------------
            Gross margin.................................     27,118,621

         Operating expenses:
            Selling expenses.............................      8,362,289
            Art and development costs....................      5,195,685
            General and administrative expenses..........      9,019,315
                                                            ------------
            Total operating expenses.....................     22,577,289
                                                            ------------
         Income from operations..........................      4,541,332

         Non-operating expenses:
            Interest expense.............................      1,691,730
            Other expense, net...........................        125,357
                                                            ------------
            Total non-operating expenses.................      1,817,087
                                                            ------------

         Income before income taxes......................      2,724,245
         Provision for income taxes......................        382,374
                                                            ------------

         Net income......................................    $ 2,341,871
                                                             ===========




     The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES,
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY
                      For the Year Ended December 31, 1997



                                                         Additional         Cumulative
                                          Common          Paid-In          Translation       Retained
                                          Stocks          Capital           Adjustment       Earnings           Total
                                          ------          -------           ----------       --------           -----

Balance, December 31, 1996...........     $121,801       $2,257,329          $148,920        $3,176,659       $5,704,709

Net income...........................                                                         2,341,871        2,341,871
Foreign currency translation
   adjustment........................                                        (160,564)                          (160,564)
Conversion of subordinated debt
   to shareholders' equity...........                     1,029,587                                            1,029,587
Dividends............................                                                        (1,060,980)      (1,060,980)
                                         ---------       ----------          --------        ----------      -----------

Balance, December 31, 1997...........     $121,801       $3,286,916          $(11,644)       $4,457,550       $7,854,623
                                          ========       ==========          ========        ==========       ==========







    The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES,
             ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATION JAPAN, LTD.
                        COMBINED STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1997

Cash flows from operating activities:
Net income....................................................... $2,341,871
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization................................  3,354,960
    Gain on sale of property.....................................     (5,163)
    Change in operating items:
       Trade accounts and note receivable........................   (826,625)
       Inventories...............................................    384,464
       Prepaid expenses and other current assets.................   (634,528)
       Notes receivable from customers...........................    233,152
       Accounts payable and accrued expenses.....................  1,591,919
                                                                  ----------
         Net cash provided by operating activities...............  6,440,050

Cash flows from investing activities:
Purchases of property, plant and equipment, net.................. (1,261,026)

Cash flows from financing activities:
Payments on bank line of credit, net............................. (3,250,000)
Proceeds from subordinated notes payable to related parties......    350,949
Additional long-term borrowings..................................  5,400,000
Repayments of long-term borrowings............................... (3,041,692)
Dividends paid................................................... (3,969,065)
                                                                  ----------
         Net cash used in financing activities................... (4,509,808)

Effects of foreign currencies on cash............................   (160,564)
                                                                  ----------
Net increase in cash.............................................    508,652

Cash and cash equivalents, beginning of year.....................    209,987
                                                                  ----------
Cash and cash equivalents, end of year........................... $  718,639
                                                                  ==========

Noncash transactions:
Conversion of subordinated debt to shareholders' equity.......... $1,029,587
Noncompete agreement funded by debt..............................    470,654

Supplemental disclosures of cash flow information:
Cash paid for interest........................................... $1,722,806
Cash paid for income taxes.......................................     91,641

     The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Business

Anagram International, Inc. and Subsidiaries, Anagram Espana S.L. and Anagram International Japan, Ltd., collectively referred to herein as the Companies, are engaged in the production and worldwide sale of balloons and other products made of synthetic materials. The Companies sell their products to master distributors and mass merchants for resale to novelty, gift and industrial markets.

Sale of the Companies

On September 17, 1998, the Companies were sold to Amscan Holdings, Inc. pursuant to a stock purchase agreement dated August 6, 1998.


Principles of Combination

The accompanying combined financial statements include the consolidated accounts of Anagram International, Inc., its subsidiaries and its affiliates described above. The financial statements are presented on a combined basis as a result of the common ownership of the Companies. Significant intercompany transactions and accounts have been eliminated in the combination. The capital accounts of the Companies include the following:

Shares Authorized  Organizational Par Shares Issued and
Form Value Outstanding

                                                                                                             Shares
                                                   Organizational        Par              Shares           Issued and
                                                       Form             Value           Authorized        Outstanding
                                                       ----             -----           ----------        -----------
Anagram International, Inc. and Subsidiaries        S Corporation        $1.00            25,000             11,094

Anagram Espana S.L.                                 C Corporation    1,000 peseta          2,000              2,000

Anagram International Japan, Ltd.                   C Corporation     50,000 yen            200                200




Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Revenue Recognition

Revenues from product sales are recognized at the time merchandise is shipped.

Cash and Cash Equivalents

The Companies consider all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.


Inventories

Inventories consisted of the following as of December 31, 1997:

                  Raw materials................  $1,136,680
                  Work in process..............   2,237,115
                  Finished goods...............   4,471,645
                                                 ----------
                                                 $7,845,440
                                                 ==========

Inventories are valued at the lower of first-in, first-out cost or market, and include materials, labor and manufacturing overhead costs.


Long-Term Notes Receivable From Customers

The long-term notes receivable from customers are unsecured and bear interest at 10%. The notes are due upon demand, although the Companies do not anticipate full payment in 1998. Based upon expected repayment terms, the entire outstanding balance of these notes has been classified as long-term in the accompanying combined balance sheet.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Additions and improvements which extend the life of the assets are capitalized, while maintenance and repair expenditures are charged to operations as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Property, plant and equipment and corresponding useful lives at December 31, 1997 were as follows:


                                                                       Useful
                                                                        Lives
                                                                        -----
       Land..........................................   $ 1,358,579        -
       Buildings.....................................     4,609,321        20
       Production equipment..........................    16,897,937      3-10
       Office furniture, fixtures and equipment......     6,423,752       3-5
                                                        -----------
                                                         29,289,589
       Less- Accumulated depreciation................   (14,495,123)
                                                        -----------

               Property, plant and equipment, net...... $14,794,466
                                                        ===========

Other Assets

Other assets consist primarily of a noncompete agreement with a former officer/shareholder. The original settlement was $600,000, with a present value of $470,654, which is amortized ratably over the five-year period of the noncompete agreement.

Fair Value of Financial Instruments

As of December 31, 1997, the carrying amounts of the Companies' debt approximated fair value as the interest rates on most of the debt instruments fluctuate with changes in the market. The long-term notes receivables have been discounted to approximate fair market value.


New Accounting Pronouncements

The Companies will adopt Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," in 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements; however, the adoption of this statement will have no impact on the Companies' net income or equity position.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 is effective for fiscal years beginning after December 15, 1998, and defines which costs of computer software developed or obtained for internal use are capital and which costs are expenses. The effect of adoption is not expected to have a material impact on the Companies' financial position or results of operations.


Note 2 - Debt

Line of Credit

The Companies have a line-of-credit agreement with a bank expiring in June 1999 providing for borrowings up to $4,000,000 nonseasonally, and seasonally adjusted up to $6,500,000, based upon qualifying asset balances. The borrowing limit as of December 31, 1997 was $6,500,000. Interest is payable monthly at the bank's reference rate, 8.5% at December 31, 1997. Borrowings are collateralized by accounts receivable, inventories, equipment and a personal guarantee of the majority shareholder along with a $3,000,000 life insurance policy on that shareholder. There were no borrowings outstanding under this agreement at December 31, 1997.

Long-Term Debt

Long-term debt, substantially all of which is personally guaranteed by the majority shareholder, consisted of the following at December 31, 1997:



Term notes  payable to bank,  interest at 0.75% over prime  (9.25% at  December 31,  1997)
     and other notes at 9.1%,  payable in monthly installments of $139,652 to December 31,
     2001; collateralized by accounts receivable, inventories, equipment and a $3,000,000
     life insurance policy on a shareholder.........................................................    $ 6,858,175
Mortgage note payable to financial institution, interest at 8.55%, payable in monthly
      installments of $28,993 through April 1, 2017; collateralized by real property.................     3,252,401
Note payable to bank, interest at 8.57%, payable in monthly installments of $35,715,
      including interest, due in December 2002; collateralized by certain equipment..................     2,142,840
Mortgage note payable, interest at 8.12%, payable in monthly installments of $6,644,
      including interest, due June 1, 2012; collateralized by real property..........................       642,770
Capital leases with various banks, interest ranging from 7.42% to 9.86%, varying
       monthly installments through April 1, 2001; collateralized by equipment.......................     2,167,648
Note payable to former officer/shareholder related to noncompete agreement, payable in monthly principal and interest installments of $10,000 through
      March 1, 2002..................................................................................       414,092
Note payable to former officer/shareholder, interest at 1% over prime
       (9.5% at December 31, 1997), interest payable monthly, with principal due on
      demand.........................................................................................        98,000
                                                                                                       ------------

      Total debt...................................................................................      15,575,926
      Less- Current maturities.....................................................................      (3,229,412)
                                                                                                       ------------
      Total long-term debt.........................................................................     $12,346,514
                                                                                                       ============



On February 28, 1997, portions of the Companies' debt facilities were refinanced. Under terms of the various debt agreements, the Companies must maintain minimum levels of net worth and maximum debt-to-equity ratios and limit the payment of dividends, as defined, among other covenants. As of December 31, 1997, the Companies were in compliance with these covenants.

Subordinated Notes to Related Parties

Subordinated notes to related parties consisted of the following at December 31, 1997:

Subordinated note payable to former shareholder, interest at 1%
     over prime (9.5% at December 31, 1997), interest payable
     monthly, with principal due January 1, 1999......................$1,002,000
 Subordinated notes payable to shareholders, interest at the prime rate (8.5% at December 31, 1997), with principal due
     January 1, 1999..................................................   409,109
Subordinated note payable to related party, denominated in yen, interest at 2%, converted to shareholders' equity subsequent to year-end...................................................... 1,189,519
                                                                      ----------

Total subordinated notes to related parties..........................  2,600,628
Less- Current maturities.............................................      -
                                                                      ----------
Total long-term subordinated notes to related parties................ $2,600,628
                                                                      ==========

Aggregate maturities of long-term debt are as follows as of December 31, 1997:

                            Nonsubordinated               Subordinated
1998.....................       $ 3,229,412              $       -
1999.....................         3,040,427               2,600,628
2000.....................         2,744,994                      -
2001.....................         2,410,208                      -
2002.....................           813,903                      -
Thereafter...............             3,336                      -
                               ------------              ----------
                                $15,575,926              $2,600,628
                                ===========              ==========

Note 3 - Income Taxes

Anagram International, Inc. (Anagram) has elected to be treated as an S corporation for federal and state income tax purposes and, accordingly, income is taxed in the individual income tax returns of its shareholders. Anagram's subsidiaries, Anagram Espana, S.L. and Anagram International Japan, Ltd., are subject to tax at the corporate level in the foreign countries within which they operate.

Anagram reports certain income and expense items for income tax purposes on a basis different from that reflected in the financial statements. Tax liabilities relating to the reversal of temporary differences in future years will be the responsibility of the shareholders unless the S corporation election is terminated, at which time deferred income taxes applicable to such temporary differences would be recorded by Anagram.

The tax provision reported in the statement of operations is due to taxes levied by foreign taxing authorities on certain foreign subsidiaries of Anagram. Anagram Espana, S.L. and Anagram International Japan, Ltd. have net operating loss carryovers of approximately $1,100,000 and $2,300,000, respectively. A valuation allowance has been established to fully reserve the deferred tax assets resulting from the carryovers.

Note 4 - Commitments and Contingencies

Royalty Agreements

The Companies have entered into royalty agreements with various licensers of copyrighted and trademarked characters and designs used on the Companies' balloons which require payments on sales of the Companies' products, or in some cases, annual minimum payments.

Future minimum royalties were as follows at December 31, 1997:

           1998...............................     $2,497,403
           1999...............................      1,113,231
           2000...............................        151,242
           2001...............................              -
           2002...............................         17,807
                                                   ----------
                                                   $3,779,683
                                                   ==========



Operating Leases

The Companies lease certain property and equipment under operating leases. The minimum annual payments at December 31, 1997 were as follows:

              Years Ending December 31:

              1998...............................   $  798,137
              1999...............................      689,104
              2000...............................      418,220
              2001...............................      302,464
              2002...............................      214,509
              Thereafter.........................      961,271
                                                    ----------
                                                    $3,383,705
                                                    ==========

Litigation

The Companies are a party to various ongoing legal proceedings incidental to their business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse impact on the Companies' results of operations or financial position.

Note 5 - Self-Sealing Valve Agreements

During 1990, the Companies were granted a patent on its self-sealing valve. The Companies have entered into several royalty-bearing licensing and/or supply agreements for the term of the patent with other manufacturers, permitting them to purchase or manufacture and use this valve in their products. Under the terms of these agreements, the Companies sell the patented valves along with related manufacturing technology. The terms of these agreements are five years and provide for annual renewals thereafter. Royalties and sales reported in the accompanying combined statement of operations resulting from these agreements were $914,000 in 1997.


Note 6 - Profit-Sharing Plan

Anagram International, Inc. (the "Company") has a profit-sharing plan covering all eligible employees, as defined by the plan. The Company, at the discretion of the board of directors, may elect to make discretionary contributions. Total contributions made by the Company to the plan were approximately $622,000 in 1997.

Note 7 - Related Party Transactions

Commission Arrangements

The Companies have entered into a commission arrangement with Anagram Exports, Inc. (Exports), an entity owned by the shareholders of the Companies, for sales outside the United States. The net commissions to Exports were $528,000 in 1997 and are included in general and administrative expenses in the accompanying combined statement of operations.

Subordinated Notes to Related Parties

As described in Note 2, the Companies have subordinated long-term notes payable to related parties and former shareholders. Total interest payments to these parties totaled $172,878 for 1997.

Debt Guarantees

As described in Note 2, substantially all of the Companies' nonsubordinated long-term borrowings are personally guaranteed by the majority shareholder of the Companies.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                             COMBINED BALANCE SHEET
                                  June 30, 1998
                                   (Unaudited)

                                     ASSETS
Current assets:
   Cash and cash equivalents....................................   $      91,429
   Trade accounts receivable, net of allowances ................       8,116,563
   Inventories .................................................       9,237,097
   Prepaid expenses and other current assets....................       3,242,228
                                                                   -------------
                      Total current assets......................      20,687,317
Long term notes receivable from customers, net..................         429,163
Property, plant and equipment, net..............................      13,896,226
Other assets....................................................         448,541
                                                                   -------------
                                                                     $35,461,247
                                                                   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt.........................      $3,186,801
   Accounts payable   ..........................................       3,167,415
   Accrued expenses   ..........................................       2,241,260
   Accrued royalties  ..........................................       1,991,211
   Accrued compensation and benefits............................       1,376,564
                                                                    ------------
                      Total current liabilities.................      11,963,251
Long-term debt, net of current maturities.......................      10,814,344
Subordinated notes to related parties...........................       2,503,528
Other long-term liabilities.....................................          67,791
Bank line of credit   ..........................................       1,725,000
                                                                    ------------
                      Total liabilities.........................      27,073,914
Commitments and contingencies
Shareholders' equity:
   Common stocks      ..........................................         121,801
   Additional paid-in capital...................................       3,286,915
   Accumulated other comprehensive income.......................         196,460
   Retained earnings  ..........................................       4,782,157
                                                                    ------------
                      Total shareholders' equity................       8,387,333
                                                                    ------------
                                                                     $35,461,247
                                                                    ============



     The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES,
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                        COMBINED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                               Six Months Ended June 30,
                                               -------------------------
                                                1998               1997
                                                ----               ----

Net sales  ...........................       $31,945,928        $29,884,013
Cost of sales   ......................        17,866,733         17,139,205
                                            ------------       ------------
   Gross margin.......................        14,079,195         12,744,808

Operating expenses:
   Selling expenses...................         4,849,448          4,393,891
   Art and development costs..........         2,890,637          2,777,299
   General and administrative
          expenses....................         4,662,576          4,308,540
                                           -------------        -----------
   Total operating expenses...........        12,402,661         11,479,730
                                           -------------        -----------
   Income from operations.............         1,676,534          1,265,078

Non-operating expenses:
   Interest expense...................           773,707            831,275
   Other expense, net.................            35,180            156,008
                                           -------------        -----------
   Total non-operating expenses.......           808,887            987,283
                                           -------------        -----------
   Income before income taxes.........           867,647            277,795
Provision for income taxes............           178,765             16,439
                                           -------------        -----------
   Net income.........................      $    688,882        $   261,356
                                            ============        ===========


    The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES,
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                        COMBINED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                      Six Months Ended June 30,
                                                                                      -------------------------
                                                                                       1998                  1997
                                                                                       ----                 ----
Cash flows from operating activities:
       Net income...............................................................       $688,882            $261,356
       Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization..........................................      1,615,730           1,735,666
         Loss on sale of property...............................................         13,500               8,576
         Change on operating items:
           Trade accounts and note receivable...................................      1,452,658           1,677,801
           Inventories..........................................................     (1,391,657)            242,567
           Prepaid expenses and other current assets............................       (704,795)           (291,236)
           Accounts payable and accrued expenses................................       (646,544)           (802,428)
                                                                                    -----------           ---------
              Net cash provided by operating activities.........................      1,027,774           2,832,302

Cash flows from investing activities:
       Purchases of property, plant and equipment, net..........................      (681,556)           (558,473)

Cash flows from financing activities:
       Proceeds (payments) on bank line of credit, net..........................      1,725,000         (3,250,000)
       Proceeds (payments) from subordinated notes to related parties...........         11,983            (21,332)
       Additional long-term borrowings..........................................              -           5,400,000
       Repayment of long-term borrowings........................................    (1,574,781)         (1,477,915)
       Dividends paid...........................................................    (1,239,503)         (3,821,547)
                                                                                    ----------          ----------
              Net cash used in financing activities.............................    (1,077,301)         (3,170,794)

Effects of foreign currencies on cash...........................................        03,873             (30,121)
                                                                                   -----------          ----------
Net decrease in cash............................................................      (627,210)           (927,086)
Cash and cash equivalents, beginning of period..................................        718,639             209,987
                                                                                   ------------         -----------
Cash and cash equivalents, end of period........................................   $     91,429          $ (717,099)
                                                                                   ============          ==========
Noncash transactions:
Noncompete agreement funded by debt.............................................$             -            $470,654

Supplemental disclosures of cash flow information:
Cash paid for interest..........................................................   $    777,108           $ 814,653
Cash paid for income taxes......................................................              -              91,641



     The accompanying notes are an integral part of this combined statement.

                  ANAGRAM INTERNATIONAL, INC. AND SUBSIDIARIES
            ANAGRAM ESPANA S.L. AND ANAGRAM INTERNATIONAL JAPAN, LTD.
                                 June 30, 1998

                     Notes to Combined Financial Statements
                                   (Unaudited)


Note 1 - Nature of Business and Summary of Significant Accounting Policies

Business

Anagram International, Inc. and Subsidiaries, Anagram Espana S.L. and Anagram International Japan, Ltd., collectively referred to herein as the Companies, are engaged in the production and worldwide sale of balloons and other products made of synthetic materials. The Companies sell their products to master distributors and mass merchants for resale to novelty, gift and industrial markets.

Sale of the Companies

On September 17, 1998, the Companies were sold to Amscan Holdings, Inc. pursuant to a stock purchase agreement dated August 6, 1998.

Principles of Combination

The accompanying combined financial statements include the consolidated accounts of Anagram International, Inc., its subsidiaries and its affiliates described above. The financial statements are presented on a combined basis as a result of the common ownership of the Companies. Significant intercompany transactions and accounts have been eliminated in the combination. The capital accounts of the Companies include the following:



                                                                                             Shares Issued
                                     Organizational                             Shares           and
                                         Form                 Par Value        Authorized     Outstanding
                                         ----                 ---------        ----------     -----------
Anagram International, Inc.
  and Subsidiaries                    S Corporation               $1.00           25,000        11,094
Anagram Espana S.L.                   C Corporation        1,000 peseta            2,000         2,000
Anagram International
  Japan, Ltd.                         C Corporation          50,000 yen              200           200



Note 2 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. The results of operations may be affected by seasonal factors such as the timing of holidays or industry factors that may be specific to a particular period, such as movement in a general level of raw material costs. For further information, see the combined financial statements and footnotes thereto for the year ended December 31, 1997 included elsewhere in this filing.

Note 3 - Inventories

Inventories at June 30, 1998 consisted of the following:

         Finished goods...........................         $5,982,405
         Raw materials............................          1,181,019
         Work-in-process..........................          2,713,079
                                                           ----------
                                                            9,876,503
         Reserves.................................          (639,406)
                                                           ----------
         Total....................................         $9,237,097
                                                           ==========

Inventories are valued at the lower of cost, determined on a first in-first out basis, or market.

Note 4 - Comprehensive Income

As of January 1, 1998, the Companies adopted Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Companies net income or shareholders' equity. SFAS No. 130 requires the Companies foreign currency translation adjustment, which prior to adoption was reported separately in shareholders' equity to be included in other comprehensive income.

Comprehensive income consisted of the following:



                                                 Six Months Ended
                                                 ----------------
                                                     June 30,
                                                     --------
                                               1998             1997
                                               ----             ----
      Net income............................ $688,882         $261,356
      Net change in foreign currency
         translation adjustment.............  208,104          (42,990)
                                              -------         --------
      Comprehensive income.................. $896,986         $218,366
                                             ========         ========

Accumulated other comprehensive income at June 30, 1998 consisted solely of the Companies' foreign currency translation adjustment.

c)       Exhibits

         Exhibit
         -------
         Number   Description
         ------   -----------

         23       Consent of Arthur Andersen, LLP

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     AMSCAN HOLDINGS, INC.




                                     By:  /s/ Michael A. Correale
                                        ---------------------------
                                           Michael A. Correale
                                             Controller
                                        (on behalf of the registrant and
                                        as principal accounting officer)


Date:  December 1, 1998